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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

                           For the month of June 2005

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F [X]  Form 40-F [ ]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No X

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).82__.)

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

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Industrias Bachoco, S.A. de C.V.
                                                (Registrant)

Date: June 29, 2005                              By  /s/ Daniel Salazar Ferrer
                                                     ---------------------------
                                                     CFO

                   BACHOCO ACQUIRES ASSETS OF GRUPO SANJOR

    GUANAJUATO, Mexico, June 29 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A. de C.V. (NYSE: IBA) (BMV: Bachoco UBL) ("Bachoco" or "the Company"), Mexico's leading producer and processor of poultry products, today announced that it had reached an agreement to acquire all the assets of Grupo Sanjor.

    The company announced on February 23, 2005, that it had started evaluating the possibilities for a business relationship with Sanjor, a private poultry company located in the Yucatan Peninsula, with production of approximately
300 thousand chickens per week and 100 thousand table egg-laying hens per cycle.

    Cristobal Mondragon, CEO of Industrias Bachoco, commented, "We are very satisfied with this agreement, which will give us presence in the table eggs industry in that region of the country and will allow us to reinforce our leading position in the Mexican chicken industry. In the short-term, our priority is to integrate this new operation with the rest of our company, to take advantage of the synergies and raise it to the same level of efficiency as at our other operations."

    The acquisition will be financed with internal resources and operation of the facilities by Bachoco will take effect immediately.

    Company Description
    Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also Mexico's second largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry. The Company posted net sales of $1.19 billion USD for 2004 divided among the Company's four main product lines as follows: 78.82% chicken and chicken-related products, 6.62% balance feed, 10.66% table eggs and 3.90% swine and other lines.

    Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units, each consisting of one Series B and one Series L Share. For more information, please visit Bachoco's website at http://www.bachoco.com.mx .

    This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

SOURCE  Industrias Bachoco, S.A. de C.V.
    -0-                             06/29/2005
    /CONTACT: Investors, in Mexico, Daniel Salazar F., CFO, Industrias Bachoco, +011-52-461-61-835-55, or inversionistas@bachoco.net; or in New York, Lauren Puffer, HF Global Consulting Group, +1-646-284-9426, or lpuffer@hfgcg.com, for Industrias Bachoco /
    /Web site:  http://www.bachoco.com.mx /